3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

June 22, 2017

Division of Investment Management

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: James E. O’Connor, Senior Counsel

Re:	FundVantage Trust (the “Trust”) 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Mr. O’Connor:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) on the Trust’s Post-Effective Amendment No. 158 to the Trust’s registration statement on Form N-1A filed with the Commission on May 1, 2017 (the “Amendment”), which were provided to the Trust. The Amendment was filed to register for offering and sale the new Class R6 of the Gotham Index Plus Fund (the “Fund”). We appreciate the opportunity to address your comments regarding the Fund.

We have organized this letter by setting forth the Staff’s comment in italicized text followed by the Trust’s response to the Staff’s comments.

*       *       *

1)	Please include a completed fee table and expense example and provide an auditor’s consent.

Response: The prospectus and SAI have been revised to address the Staff’s comment.

*       *       *

Philadelphia	Boston	Washington, D.C.	Los Angeles	New York	Pittsburgh
Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

www.pepperlaw.com

Please direct any questions concerning this letter to the undersigned at 215.981.4659 or, in his absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,
/s/ John P. Falco

John P. Falco

Enclosures.

cc:	Joel L. Weiss, President of FundVantage Trust John M. Ford, Esq.